SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q4 ’17 Earnings Results

I. Performance in Q4 2017 – IFRS Consolidated Financial Data

(Unit: KRW B)

Item	Q4 17	Q3 17	Q4 16	QoQ	YoY
Quarterly Results
Revenues	7,126	6,973	7,936	2%	-10%
Operating Income	45	586	904	-92%	-95%
Income before Tax	44	599	1,065	-93%	-96%
Net Income	44	477	825	-91%	-95%

II. IR Event of Q4 2017 Earnings Results

1. Provider of Information:	IR Team

2. Participants:	Investors, Securities analysts, etc.

3. Purpose:	To present Q4 17 Earnings Results of LG Display

4. Date & Time:	10:00 (KST) on January 23, 2018

5. Venue & Method:	Earnings release conference call in Korean/English

- Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

1)	Head of IR:

Heeyeon Kim, Vice President, IR Division (82-2-3777-1010)

2)	Main Contact for Disclosure-related Matters:

Wes Han, Senior Manager, IR Team (82-2-3777-1010)

3)	Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.	Please note that the presentation material for Q4 17 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q4 17 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

FOR IMMEDIATE RELEASE

LG Display Reports Fourth Quarter 2017 Results

SEOUL, Korea (Jan. 23, 2018) – LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending December 31, 2017.

•	Revenues in the fourth quarter of 2017 increased by 2% to KRW 7,126 billion from KRW 6,973 billion in the third quarter of 2017 and decreased by 10% from KRW 7,936 billion in the fourth quarter of 2016.

•	Operating profit in the fourth quarter of 2017 recorded KRW 45 billion, a quarter-on-quarter decrease of 92% from the operating profit of KRW 586 billion in the third quarter of 2017 and a year-on-year decrease of 95% from the operating profit of KRW 904 billion in the fourth quarter of 2016.

•	EBITDA in the fourth quarter of 2017 was KRW 930 billion, compared with EBITDA of KRW 1,420 billion in the third quarter of 2017 and with EBITDA of KRW 1,623 billion in the fourth quarter of 2016.

•	Net income in the fourth quarter of 2017 was KRW 44 billion, a quarter-on-quarter decrease of 91% from the net income of KRW 477 billion in the third quarter of 2017 and a year-on-year decrease of 95% from the net income of KRW 825 billion in the fourth quarter of 2016.

LG Display recorded its 23rd straight quarterly operating profit while surpassing KRW 1 trillion in annual operating profit for the fifth consecutive year. This achievement resulted from a differentiated product mix strategy and the company’s industry-leading technologies amid a continued downward trend in panel prices and an unfavorable foreign exchange rate.

Despite intensified global competition in the industry and the continued decline in panel prices that started in the second half of 2017, LG Display achieved a record-high annual operating profit of KRW 2.5 trillion by expanding the portion of differentiated products such as large-size UHD TV panels as well as high-resolution and high-end IT panels.

In the meantime, LG Display solidified its OLED business by increasing its annual OLED TV panel shipments to 1.7 million units by achieving stable productivity as well as expanding its customer base in the large-size OLED business. The company also started operation at its E5 production line, which produces small and mid-size OLED panels.

LG Display registered KRW 7,126 billion in revenues in the fourth quarter of 2017, a quarter-on-quarter increase of 2% thanks to increased shipments of large-size LCD panels and OLED panels for TVs backed by seasonality. The operating profit of LG Display in the fourth quarter decreased by 95% year-on-year and by 92% quarter-on-quarter due to the continued decline in prices and an unfavorable foreign exchange rate, as well as pre-emptive expenses in marketing and R&D for OLED business expansion in 2018 and some one-off expenses.

Panels for TVs accounted for 40% of revenues in the fourth quarter of 2017, mobile devices for 28%, tablets and notebook PCs for 18%, and desktop monitors for 14%.

With 95% in its liability-to-equity ratio, 117% in its current ratio, and 15% in its net debt-to-equity ratio as of December 31, 2017, the financial structure of the company remains stable.

LG Display’s Board of Directors decided on a dividend of KRW 500 per common share for the fourth year in a row in order to boost shareholder value. The decision is subject to the approval of the forthcoming Annual General Meeting of Shareholders in March 2018.

“Panel area shipments in the first quarter of 2018 are expected to decrease by a high-single digit percentage due to reduced panel demand stemming from low seasonality,” said Don Kim, CFO of LG Display. “The downward trend in panel prices is anticipated to continue, but prices are expected to stabilize at the end of the first quarter.” He added, “In 2018, we will speed up our shift to an OLED-focused business structure in order to strategically prepare for the future by investing around KRW 9 trillion.”

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Conference Call

LG Display will hold a bilingual conference call in English and Korean on January 23, 2018, starting at 10:00 a.m. Korea Standard Time to announce the fourth quarter of 2017 earnings results. Investors can listen to the conference call at https://events.arkadin.com/ev/APAC/kr/lgd17q4webcast.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal (TFT-LCD) and OLED displays, as well as the global pioneer in OLED lightning. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, and various other applications, including tablets and mobile devices. It also produces a wide range of OLED light panels for the automotive and interior design sectors. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, Poland, and Vietnam. The company has approximately 49,000 employees operating worldwide. For more news and information about display products, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Heeyeon Kim, Head of Investor Relations

Tel: +822-3777-1010

Email: ir@lgdisplay.com

Media Contact:

Young-Jun Son, Head of Public Relations

Tel: +822-3777-0974

Email: yjson21@lgdisplay.com

Jean Lee, Manager

Tel: +822-3777-1689

Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: January 23, 2018	By:	/s/ Heeyeon Kim
(Signature)
	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President